August 18, 2011

Thomas Friedmann, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401

Re: FS Investment Corporation II (File Nos. 333-175654 and
     814-00926)

Dear Mr. Friedmann:

We have reviewed the registration statement on Form N-2 of FS Investment Corporation II ("Fund"), filed on July 19, 2011. The registration statement was filed to register common stock for a shelf offering pursuant to Rule 415 under the Securities Act of 1933 ("1933 Act"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. You also should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Cover Pages

1. Please explain to us why FS^2 Capital Partners, LLC is referred to as a "dealer manager," rather than as a principal underwriter or an underwriter.

2. Immediately before the sentence with the cross reference required by Item 1.1.j. of Form N-2, please include the following:

> The securities in which the Fund invests will not be rated by any rating agency. If they were, they would be rated as below investment grade or "junk." Indebtedness of below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

Prospectus Summary

1. The disclosure, in the third bullet on page 1, states that the Fund will seek to meet its investment objectives by "focusing primarily on debt investments in a broad array of private U.S. companies, including small and middle market companies, which we define as companies with annual revenue of $10 million to $2.5 billion at the time of investment." Please define the term "primarily." Please clarify, where appropriate in the prospectus, the following issues raised by this statement. To what extent will the Fund invest in equity securities? What kinds of equity securities will the Fund invest in? Will the Fund invest in public companies? Will the Fund invest in companies with annual revenue of less $10 million?

2. The disclosure, on page 1, states that "we anticipate that our portfolio will be comprised primarily of investments in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies." Please define the terms "primarily" and "to a lesser extent." Is there a limit on the Fund's ability to invest in subordinated loans? If not, disclose this fact. Please clarify whether the "senior secured loans" and "second lien secured loans" referred to in this sentence will also be issued by "private U.S. companies."

3. The disclosure in the subsection, "FS Investment Corporation II" on page 1, states that "we may also purchase minority interests…through a co-investment with a financial sponsor." Please explain the meaning of the term "financial sponsor."

4. The disclosure in the penultimate paragraph of this subsection, on page 2, states:

> We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange.

This statement is misleading. Please delete it. A BDC that lists its shares can also take "a long-term view" because closed-end funds, in general, are not required to dispose of assets to redeem shares, unlike open-end funds (that must redeem daily) and "other types of private investment funds" (that must redeem on certain dates). We fail to see what the Fund can do that it could not do if its shares were listed. In addition, shareholders of a BDC that lists its shares are subject to "daily share price volatility" only as long as they want to be. Shareholders of a non-listed BDC, however, will be subject to NAV volatility as long as the BDC wants them to be. This statement seems to suggest that no market is better than a volatile one.

5. The subsection "Market Opportunity," on page 4, states "we believe that there are and will continue to be significant investment opportunities in senior secured and second lien secured loans as well as

investments in debt securities of small and middle market companies." (Similar statements appear elsewhere in the prospectus.) Please clarify whether the "investment opportunities in senior secured and second lien secured loans" referred to in these statements are in "small and middle market companies."

6. Please expand the risk disclosure in the subsection "Characteristics of and Risks Related to Investments in Private Companies," on page 5. This risk disclosure is inadequate with respect to the uncertain, if not unreliable, valuations of the investments described, their illiquidity, and their significant credit risks.

7. Please delete the "Diversification" bullet in the subsection "Investment Strategy," on page 6, and the reference to "diversification of our portfolio" in the subsection "Estimated Use of Proceeds," on page 9. The Fund is non-diversified.

8. The "Competitive Strengths" subsection, on page 6, is too long, please condense it.

9. The last sentence in the penultimate paragraph of the "Share Repurchase Program" subsection, on page 9, states that "any periodic repurchase offers will be subject in part to…diversification rules promulgated…the 1940 Act." What diversification rules under the 1940 Act are referred to by this statement?

10. The "Advisory Fees" subsection, on page 11, states that "the subordinated incentive fee on income will be calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter and will be subordinated to a preferred return on adjusted capital equal to 1.875% per quarter, or an annualized rate of 7.5%." We believe that this disclosure would be easier to understand if more common terms were used, here and throughout the prospectus. For example, the disclosure could simply refer to an "incentive fee" that is subject to a "performance threshold" or "hurdle rate." Please also explain in this subsection the concept of the "catch-up," once the hurdle rate is exceeded.

11. Please explain to us how the "subordinated liquidation incentive fee," which is also described in the "Advisory Fees" subsection on page 11, is consistent with the exception in Section 205(b)(3) of the Investment Advisers Act of 1940 from the general prohibition on an investment adviser charging an incentive fee based on a share of capital gains.

12. Please move the "Risk Factors" subsection, currently on page 13, so that it immediately follows the Investment Strategy subsection, on page 6. In addition, the disclosure is inadequate with respect to the risks of the Fund's investments in the senior secured, second lien, and subordinated debt and equity investments of private small and middle market companies. We note that it consists of just two bullets: one describing the necessity of fair valuing such securities and the other describing fluctuations in the collateral, or the lack of collateral, securing these securities. Please provide complete disclosure about the risks of investing in the senior secured, second lien, and subordinated debt and equity investments

of private small and middle market companies. As we have mentioned, these include a lack of market prices, illiquidity, and significant credit risks. In addition, please make this disclosure about the risks of the Fund's investments first in the "Risk Factors" subsection.

13. Please revise the fourth bullet of the "Risk Factors" subsection, currently on page 13, substantially as follows:

> Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it <u>is unlikely that you </u>will be <u>able</u> <s>difficult for you </s>to sell your shares.

14. Please revise the fifth bullet of the "Risk Factors" subsection to make clear that only a very limited number of the Fund's shares will be eligible for repurchase.

15. Please revise the sixth bullet of the "Risk Factors" subsection and the disclosure in the "Distributions" subsection, on page 15, to make clear that return-of-capital distributions are more than just a tax issue. Please make clear that investors will be receiving back their own money, net of very substantial fees and an opportunity cost. Please disclose whether, and how, the Fund will inform investors of the amount of any quarterly distributions that are a return of capital. Please confirm that the Fund will not refer to any distributions that include a return of capital as "dividends," a term that properly describes only a distribution of earnings and profits.

<u>Fees and Expenses, page 17</u>

1. Please delete the phrase, "to a dealer manager," following the "Sales Load" line item in the fee table.

2. Footnote "1" to the fee table states that the amount of "average net assets attributable to common stock" is based on the assumptions that: the Fund will sell $100 million worth of shares of common stock during the following twelve months; that net offering proceeds from such sales equal $88.5 million; and that average net assets during such period equal one-half of the net offering proceeds, or $44.25 million. Please revise these assumptions so that average net assets are calculated with respect to the average dollar amount of common stock that is expected to be sold during the current fiscal year, which ends on December 31, 2011.

3. Footnote "5" to the fee table states that "based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FSIC II Advisor in the following twelve months." Please include, in the explanatory paragraph following the Example, a second example where the required five percent return results entirely from net realized capital gains, so that the effect of the incentive fee arrangement can be illustrated. The incentive fees are potentially significant and it is possibly misleading for the Example to be calculated without

including any of them simply because the Example is premised on a return below the "preferred return on adjusted capital" of 7.5% annually. In addition, because footnote "5" states that the Fund anticipates that it may have capital gains in the next twelve months, please explain to us why the Example does not assume that at least some of the Fund's income is capital gains (which are not subject to "the necessary performance targets").

4. Please explain to us the assumptions on which the "annual interest rate on the amount borrowed" of "3.0%," referred to in Footnote "6," is based.

5. Footnote "7" states that the amount of "other expenses…estimates the amounts we expect to pay during the twelve months following the commencement of our operations. Please revise the calculation of "other expenses" so that it is based on the amounts the Fund expects to pay during the current fiscal year.

6. Footnote "7" also states that the amounts that the Fund expects to pay "does not include preferred pricing arrangements we may receive from certain parties as a newly-formed entity." Please explain this statement.

Questions and Answers About This Offering, page 23

1. The answer to the question, "How do I subscribe for shares of common stock," on page 25 states:

> We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Funds received as part of a rejected subscription apparently could be held by the Fund for up to 25 days. Please disclose whether such funds will be held in an escrow account and whether rejected subscribers will be paid interest on their returned funds.

2. Please revise, substantially as indicated, the answer to the question: "Will I be able to sell my shares of common stock in a secondary market," on page 26.

> Because of the lack of a trading market for our shares, it is unlikely that stockholders ~~may not will~~ be able to sell their shares ~~promptly or at a desired price~~. If you are able to sell your shares, it is likely that you will~~may~~ have to sell them at a significant discount to the purchase price of your shares.

Risks Relating to an Investment in Our Common Stock, page 28

The following subsection, which appears on page 29, should be revised consistently with the revisions shown. These revisions are intended to clarify the risks or to eliminate statements that do not describe risks.

> *Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, <u>it is unlikely that you will be able to sell them and, if you are able to do so, it is unlikely that</u> you will have limited liquidity and may not receive a full return of <u>your</u> invested capital upon selling shares.*

> Our shares are illiquid assets for which there is not expected to be any secondary market, nor is it expected that any will develop in the foreseeable future. We intend to seek to complete a liquidity event for our stockholders within five years following the completion of our offering stage. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our board of directors, in the exercise of its fiduciary duty to our stockholders, will determine to pursue a liquidity event when it believes that then current market conditions are favorable for a liquidity event and that such an event is in the best interests of our stockholders. A liquidity event could include: (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company.

> Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which <u>will</u>may reflect a discount from the purchase price you paid for the shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

> In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management considerations and the potential for stockholder liquidity. If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

2. Please revise, substantially as indicated, the following subsection title on page 30.

> *Beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement, we intend to offer to repurchase your shares on a quarterly basis. ~~As a result, you will have limited opportunities to sell~~ <u>Only a limited number of</u> ~~your~~ shares <u>will be repurchased, however, a</u>nd, to the extent you are able to sell your shares under the repurchase program, you <u>will</u> ~~may~~ not be able to recover the amount of your investment in <u>those</u>~~our~~ shares.*

<u>Investing in small and middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results, page 44</u>

The disclosure in this subsection states that "investments in small and middle market companies involve the same risks that apply generally to investments in larger, more established companies." This statement is simply untrue. Please delete it.

<u>We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 47</u>

To what extent does the Fund intend to invest in original discount instruments? Is there a limit on the Fund's ability to invest in such investments? Depending on your responses, we may have additional comments.

<u>Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment, page 42</u>

As used in the paragraph, "senior secured loans and second lien secured loans," on page 42, what is the meaning of the phrase "to the extent our debt investment is collateralized by the securities of a portfolio company's subsidiaries."

<u>Distributions, page 50</u>

The disclosure describes the following "agreement."

> Our affiliate, Franklin Square Holdings, has agreed to reimburse us for expenses in an amount that is sufficient to ensure that, for tax purposes, our net investment income and net capital gains are equal to or greater than the cumulative distributions paid to our stockholders in each quarter...Franklin Square Holdings has no obligation to reimburse any portion of our expenses

but has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income…There can be no assurance that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

It is not clear that, based on this description, Franklin Square Holdings is obligated to reimburse any amount of the Fund's expenses for any quarter. Please clarify the extent to which Franklin Square Holdings is obligated. Please disclose whether this "agreement" is a voluntary reimbursement arrangement. Please disclose whether this "agreement" is written. If so, please attach a copy as an exhibit to the registration statement. Please disclose whether shareholders will be provided with notice that expenses will no longer be reimbursed.

<u>Compensation of Dealer Manager and Selected Broker-Dealers, page 124</u>

The disclosure states:

"In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses."

Please reflect this offering expense in the pricing table on the cover, in the fee table, and wherever else in the prospectus the Fund's offering expenses are disclosed.

<u>Other</u>

1. Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

2. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 under the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo at 202-551-6963 or diangeloc@sec.gov.

James E. O'Connor   Christina L. DiAngelo
Attorney/Advisor   Accountant